

March 7, 2014

<u>Via E-Mail</u>
Lawrence Reinhold
Executive Vice President and Chief Financial Officer
Systemax Inc.
11 Harbor Park Drive
Port Washington, NY 11050

      Re: **Systemax Inc.**
                Form 10-K for the Fiscal Year Ended December 31, 2012
                Filed March 14, 2013
                Definitive Proxy Statement on Schedule 14A
                Filed April 30, 2013
                Form 10-Q for the Quarterly Period Ended September 30, 2013
                Filed November 5, 2013
                File No. 001-13792

Dear Mr. Reinhold:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                      Sincerely,

                      /s/ Jennifer Thompson

                      Jennifer Thompson
                      Accounting Branch Chief